                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 5)(1)

                          Fox & Hound Restaurant Group
                          ----------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                          ----------------------------
                         (Title of Class of Securities)

                                    351321104
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 26, 2006
                                ----------------
             (Date of Event Which Requires Filing of This Statement)

          If the filing person has previously  filed a statement on Schedule 13G to report the  acquisition  that is the  subject of this  Schedule  13D,  and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box /X/.

          NOTE.  Schedules filed in paper format shall include a signed original and five copies of the  schedule,  including  all  exhibits.  SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 16 Pages)

--------
(1)  The  remainder  of this  cover  page  shall be filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

------------------                                        ----------------------
CUSIP 351321104                       13D                    Page 2 of 16 Pages
------------------                                        ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                      NEWCASTLE PARTNERS, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    TEXAS
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  836,049
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              836,049
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    836,049
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    8.3%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------                                        ----------------------
CUSIP 351321104                       13D                    Page 3 of 16 Pages
------------------                                        ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                      NEWCASTLE CAPITAL MANAGEMENT, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    TEXAS
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  836,049
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              836,049
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    836,049
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    8.3%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------                                        ----------------------
CUSIP 351321104                       13D                    Page 4 of 16 Pages
------------------                                        ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                      NEWCASTLE CAPITAL GROUP, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    TEXAS
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  836,049
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              836,049
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    836,049
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    8.3%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------                                        ----------------------
CUSIP 351321104                       13D                    Page 5 of 16 Pages
------------------                                        ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                      MARK E. SCHWARZ
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  836,049
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              836,049
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    836,049
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    8.3%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------                                        ----------------------
CUSIP 351321104                       13D                    Page 6 of 16 Pages
------------------                                        ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                      STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    - 0 -
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------                                        ----------------------
CUSIP 351321104                       13D                    Page 7 of 16 Pages
------------------                                        ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                      STEEL PARTNERS, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    - 0 -
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------                                        ----------------------
CUSIP 351321104                       13D                    Page 8 of 16 Pages
------------------                                        ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                      WARREN G. LICHTENSTEIN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    - 0 -
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------                                        ----------------------
CUSIP 351321104                       13D                    Page 9 of 16 Pages
------------------                                        ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                      F&H ACQUISITION CORP.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   836,049
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              836,049
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    836,049
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    8.3%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------                                        ----------------------
CUSIP 351321104                       13D                    Page 10 of 16 Pages
------------------                                        ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                      NPSP ACQUISITION CORP.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    - 0 -
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------                                        ----------------------
CUSIP 351321104                       13D                    Page 11 of 16 Pages
------------------                                        ----------------------

                  The following  constitutes Amendment No. 5 ("Amendment No. 5")
to the Schedule 13D filed by the  undersigned.  This  Amendment No. 5 amends the
Schedule 13D as specifically set forth.

         Item 4 is hereby amended to add the following:

                  As previously reported in this Schedule 13D, NPSP Acquisition, a  wholly-owned  subsidiary  of F&H  Acquisition,  commenced  a tender  offer on
January 6, 2006 to acquire all of the outstanding  shares of Common Stock of the
Issuer not already  owned by it for $15.50 per share.  On January 13, 2006,  F&H
Acquisition  issued a press release  announcing that it has increased its tender offer price to $15.75 per share.

                  On January 26, 2006,  F&H  Acquisition  issued a press release announcing (i) that it has increased its tender offer price to $16.30 per share,
(ii) that it has  extended  its tender  offer for all of the Common Stock of the
Issuer not already owned by it or its  subsidiaries to 12:00 Midnight,  New York
City  time,  on  Wednesday,  February  8,  2006,  (iii)  that it has  decided to eliminate  its  previous  closing  condition  relating to receipt of  regulatory approvals  with  respect to liquor  license  matters and (iv) that it intends to file its application pursuant to the  Hart-Scott-Rodino  Antitrust  Improvements
Act of 1976 promptly.  The press release is attached hereto as Exhibit 10 and is
incorporated  herein  by  reference.   With  the  exception  of  the  eliminated
condition,  the  tender  offer  remains  subject to the same  conditions  as F&H
Acquisition's  original offer.  The tender offer was previously set to expire at
12:00 Midnight, New York City time, on Monday, February 6, 2006.

         Item 7 is hereby amended to add the following Exhibit:

         10. Press Release issued by F&H  Acquisition  Corp.,  dated January 26,
2006.

------------------                                        ----------------------
CUSIP 351321104                       13D                    Page 12 of 16 Pages
------------------                                        ----------------------

                                   SIGNATURES

                  After reasonable  inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this
Statement is true, complete and correct.

Dated: January 27, 2006             NEWCASTLE PARTNERS, L.P.

                                    By:  Newcastle Capital Management, L.P.,
                                         its General Partner

                                    By:  Newcastle Capital Group, L.L.C.,
                                         its General Partner

                                    By:  /s/ Mark E. Schwarz
                                         ---------------------------------------
                                         Mark E. Schwarz, Managing Member

                                    NEWCASTLE CAPITAL MANAGEMENT, L.P.

                                    By:  Newcastle Capital Group, L.L.C.,
                                         its General Partner

                                    By:  /s/ Mark E. Schwarz
                                         ---------------------------------------
                                         Mark E. Schwarz, Managing Member

                                    NEWCASTLE CAPITAL GROUP, L.L.C.

                                    By:  /s/ Mark E. Schwarz
                                         ---------------------------------------
                                         Mark E. Schwarz, Managing Member

                                    /s/ Mark E. Schwarz
                                    --------------------------------------------
                                    MARK E. SCHWARZ

                                    STEEL PARTNERS II, L.P.

                                    By:  Steel Partners, L.L.C.
                                         General Partner

                                    By:  /s/ Warren G. Lichtenstein
                                         ---------------------------------------
                                         Warren G. Lichtenstein
                                         Managing Member

------------------                                        ----------------------
CUSIP 351321104                       13D                    Page 13 of 16 Pages
------------------                                        ----------------------

                                    STEEL PARTNERS, L.L.C.

                                    By:  /s/ Warren G. Lichtenstein
                                         ---------------------------------------
                                         Warren G. Lichtenstein
                                         Managing Member

                                    /s/ Warren G. Lichtenstein
                                    --------------------------------------------
                                     WARREN G. LICHTENSTEIN

                                    F&H ACQUISITION CORP.

                                    By:  /s/ Mark E. Schwarz
                                         ---------------------------------------
                                    Name: Mark E. Schwarz
                                    Title: President and Chief Executive Officer

                                    NPSP ACQUISITION CORP.

                                    By:  /s/ Mark E. Schwarz
                                         ---------------------------------------
                                    Name: Mark E. Schwarz
                                    Title: President and Chief Executive Officer

------------------                                        ----------------------
CUSIP 351321104                       13D                    Page 14 of 16 Pages
------------------                                        ----------------------

                                 EXHIBIT INDEX

Exhibit                                                                   Page
-------                                                                   ----

1.   Joint Filing  Agreement by and among  Newcastle  Partners,  L.P.,     --
     Newcastle  Capital  Management,  L.P.,  Newcastle  Capital Group,
     L.L.C., Mark E. Schwarz, Steel Partners II, L.P., Steel Partners,
     L.L.C.,  Warren G. Lichtenstein and F&H Acquisition  Corp., dated
     December 12, 2005 (previously filed).

2.   Press release issued by F&H Acquisition Corp., dated December 12,     --
     2005 (previously filed).

3.   Joint Filing  Agreement by and among  Newcastle  Partners,  L.P.,     --
     Newcastle  Capital  Management,  L.P.,  Newcastle  Capital Group,
     L.L.C., Mark E. Schwarz, Steel Partners II, L.P., Steel Partners,
     L.L.C.,  Warren G.  Lichtenstein,  F&H Acquisition Corp. and NPSP
     Acquisition Corp., dated December 22, 2005 (previously filed).

4.   Press Release issued by F&H Acquisition Corp., dated December 19,     --
     2005 (previously filed).

5.   Escrow Letter  Agreement dated December 19, 2005 by and among F&H     --
     Acquisition  Corp., NPSP Acquisition Corp.,  Newcastle  Partners,
     L.P.,  Steel Partners II, L.P. and Fox & Hound  Restaurant  Group
     (previously filed).

6.   Press Release issued by F&H Acquisition Corp., dated December 28,     --
     2005 (previously filed).

7.   Escrow Letter  Agreement dated December 28, 2005 by and among F&H     --
     Acquisition  Corp., NPSP Acquisition Corp.,  Newcastle  Partners,
     L.P.,  Steel Partners II, L.P. and Fox & Hound  Restaurant  Group
     (previously filed).

8.   Power of Attorney (previously filed).                                 --

9.   Press Release issued by F&H Acquisition  Corp., dated January 13,     --
     2006 (previously filed).

10.  Press Release issued by F&H Acquisition  Corp., dated January 26,  15 to 16
     2006.

------------------                                        ----------------------
CUSIP 351321104                       13D                    Page 15 of 16 Pages
------------------                                        ----------------------

PRESS RELEASE

CONTACT:
--------

Dan Sullivan 212-929-5940
Daniel H. Burch 212-929-5748
MacKenzie Partners, Inc.

FOR IMMEDIATE RELEASE:
----------------------

             F&H ACQUISITION CORP. INCREASES TENDER OFFER PRICE FOR
                FOX & HOUND RESTAURANT GROUP TO $16.30 PER SHARE

                       ELIMINATES MAJOR CONDITION TO OFFER

             TENDER OFFER EXTENDED UNTIL WEDNESDAY, FEBRUARY 8, 2006

         DALLAS,  TX - JANUARY  26, 2006 -- Today,  F&H  Acquisition  Corp.,  an
entity owned by Newcastle Partners,  L.P. and Steel Partners II, L.P., announced that NPSP Acquisition Corp., a wholly-owned subsidiary of F&H Acquisition Corp., will increase its cash tender offer to purchase all of the outstanding shares of
Fox & Hound Restaurant Group  (Nasdaq:FOXX)  not already owned by it from $15.75 per share to $16.30 per share.

         Mark Schwarz,  the managing member of Newcastle  Partners,  stated: "We believe  that this  offer  provides  Fox & Hound's  stockholders  with a clearly superior  alternative  to the Levine  Leichtman  transaction  recommended by the
Board of Directors."

         F&H  Acquisition  Corp.  also announced  today that it has extended its tender offer for all of the common stock of Fox & Hound not already  owned by it or its  subsidiaries  to 12:00  midnight,  New York  City  time,  on  Wednesday,
February  8,  2006.  The  tender  offer  was  previously  set to expire at 12:00 midnight,  New York City time,  on Monday,  February 6, 2006. As of the close of business on January 25, 2006,  a total of 2,050 shares had been  tendered in and not withdrawn from the offer.

         The  offer  is  not  subject  to  or  conditioned  upon  any  financing arrangements.  F&H  Acquisition  Corp.  has decided to  eliminate  its  previous closing  condition  relating to receipt of regulatory  approvals with respect to liquor license  matters.  With the exception of this eliminated  condition,  the tender offer remains subject to the same  conditions as F&H Acquisition  Corp.'s original offer,  including (i) there being validly  tendered and not withdrawn a number of shares of Fox & Hound,  which,  together with the shares then owned by
F&H Acquisition Corp. and its subsidiaries  (including NPSP Acquisition  Corp.), represents  at least a  majority  of the  total  number of shares of Fox & Hound outstanding  on a  fully-diluted  basis,  (ii)  expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and (iii) F&H Acquisition  Corp. being satisfied that Section 203 of the
Delaware  General  Corporation  Law is inapplicable to the Offer to Purchase and the potential  merger  thereafter.  F&H  Acquisition  Corp.  intends to file its

------------------                                        ----------------------
CUSIP 351321104                       13D                    Page 16 of 16 Pages
------------------                                        ----------------------

application pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976
promptly.

THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY
OR THE  SOLICITATION OF AN OFFER TO SELL ANY SHARES.  THE  SOLICITATION  AND THE
OFFER TO BUY FOX & HOUND'S COMMON STOCK IS ONLY BEING MADE PURSUANT TO THE OFFER
TO PURCHASE AND RELATED  MATERIALS  THAT F&H  ACQUISITION  CORP.  FILED WITH THE
SECURITIES  AND EXCHANGE  COMMISSION ON JANUARY 6, 2006, AS AMENDED  JANUARY 13,
2006, AND PLANS TO AMEND PROMPTLY.  FOX & HOUND  STOCKHOLDERS  SHOULD READ THESE
MATERIALS  CAREFULLY BECAUSE THEY CONTAIN IMPORTANT  INFORMATION,  INCLUDING THE
TERMS AND CONDITIONS OF THE OFFER. STOCKHOLDERS CAN OBTAIN THE OFFER TO PURCHASE
AND RELATED MATERIALS WITH RESPECT TO THE TENDER OFFER FREE AT THE SEC'S WEBSITE
AT WWW.SEC.GOV OR FROM F&H ACQUISITION CORP. BY CONTACTING  MACKENZIE  PARTNERS,
INC.  TOLL-FREE AT  1-800-322-2885  OR COLLECT AT 1-212-929-5500 OR VIA EMAIL AT
PROXY@MACKENZIEPARTNERS.COM.